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                              March 18, 2021

       Larry G. Swets, Jr.
       Chief Executive Officer
       FG Financial Group, Inc.
       970 Lake Carillon Drive, Suite 318
       St. Petersburg, FL 33716

                                                        Re: FG Financial Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 19,
2021
                                                            File No. 333-253285

       Dear Mr. Swets:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Cover Page

   1. Please disclose on the outside front cover of the prospectus the calculation of the aggregate market value
of the outstanding voting and nonvoting common equity pursuant to Instruction 7 to
General Instruction I.B.6 to Form S-3 and the amount of all securities offered pursuant to
General Instruction I.B.6 during the prior 12 calendar month period ending on, and
including the date of the prospectus.
   2. Please confirm to us your reliance on General Instruction I.B.6 to Form S-3 for limited primary offerings with
respect to this registration statement, and your understanding of the size limitations for
such offerings.
 Larry G. Swets, Jr.
FG Financial Group, Inc.
March 18, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 if
you have any questions.



FirstName LastNameLarry G. Swets, Jr.                      Sincerely,
Comapany NameFG Financial Group, Inc.
                                                           Division of
Corporation Finance
March 18, 2021 Page 2                                      Office of Finance
FirstName LastName